SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Poolit Venture Capital Access Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

429 Lenox Avenue

Miami, FL 33139

Telephone Number (including area code): (786) 321-2134

Name and address of agent for service of process:	James Leo 429 Lenox Avenue Miami, FL 33139

Copy to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes ☐ No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Miami and State of Florida on the 1st day of July, 2022.

POOLIT VENTURE CAPITAL ACCESS FUND, INC.

By:	/s/ Dakotah Rice
Name: Dakotah Rice
Title: Chief Executive Officer and President

ATTEST:
By:	/s/ Nicholas Gomez
Name: Nicholas Gomez
Title: Chief Investment Officer and Secretary

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